UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 27, 2022

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Articles of Association

of Novo Nordisk A/S

Kara Richardson Whitely lives with obesity in the US.
She has hiked Kilimanjaro three times

Novo Nordisk A/S - Novo Allé 1, 2880 Bagsværd, Denmark - CVR no. 24256790

Articles of Association 2022 Novo Nordisk / 2

Content

1.	Name	3
2.	Objects	3
3.	Share capital	3
4.	Shares and register of owners	3
5.	Increase of the share capital	4
6.	Location, time and convening of general meetings	4
7.	Agenda, chair and minutes of general meetings	5
8.	Right of attendance and voting rights at general meetings	6
9.	Resolutions at general meetings, majority of votes and quorum	6
10.	Board of Directors	7
11.	Management	7
12.	Language	7
13.	Powers to bind the company	7
14.	Electronic Communication	7
15.	Auditing	8
16.	Financial year and Annual Report	8
17.	Distribution of dividend	8
18.	Dissolution	8

This is a translation of the original Danish Articles of Association. In the event of any discrepancies the wording of the Danish language version shall prevail.

Articles of Association 2022 Novo Nordisk / 3

Articles of Association of Novo Nordisk A/S

1. Name

1.1 The Company's name is Novo Nordisk A/S.

1.2 The Company also carries on business under the secondary names:

- Novo Industri A/S
- Novo Terapeutisk Laboratorium A/S
- Nordisk Gentofte A/S
- Nordisk Insulinlaboratorium A/S

2. Objects

2.1 The Company's objects are to carry out research and development and to manufacture and commercialise pharmaceutical, medical and technical products and services as well as any other activity related thereto as determined by the Board of Directors. The Company strives to conduct its activities in a financially, environmentally, and socially responsible way.

3. Share capital

3.1 The Company's share capital amounts to DKK 456,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 348,512,800.

3.2 The share capital is divided into shares of DKK 0.01 or multiples thereof.

3.3 The share capital has been fully paid up.

4. Shares and register of owners

4.1 The A shares and the B shares shall be issued in the name of the holder and shall be entered in the holders name in the Company's Register of Owners. Share certificates may be issued for the A shares. The B shares shall be issued through a central securities depository.

4.2 The A shares shall be non-negotiable instruments. The B shares shall be negotiable instruments.

4.3 In addition, the Articles of Association contain special rules as to the pre-emptive subscription rights of holders of A shares and B shares in connection with an increase of the share capital (Articles 5.1 and 5.2), as to the transferability of A shares (Articles 4.4–4.7), as to the voting rights carried by A shares and B shares (Articles 8.3 and 8.4), as to the dividend rights of A shares and B shares (Article 17) and as to the preferential rights of B shares to be covered in case of winding up (Article 18.2). In other respects, no shares shall carry special rights.

4.4 Where a shareholder wants to sell one or more A shares, such shares shall be offered to the Board of Directors on behalf of the other holders of A shares at a price not lower than the average of the buying price quoted for the B shares on Nasdaq Copenhagen A/S during the last three months prior to the submission of such offer. The offer shall be accompanied by a certificate issued by a bank proving the stated average price. Where no price has been quoted for the B shares during the last three months prior to the submission of such offer, the A shares intended to be sold shall be offered at a price not lower than the value assessed for the B shares by a bank selected by the Board of Directors. Such assessment shall be the average of the prices estimated by such bank for each of the last three months prior to the submission of such offer. Within 30 days of receipt of such offer, the Board of Directors shall inform the shareholder whether other holders of A shares wish to acquire the shareholding in question. The purchase price shall be paid no later than two months after it has been fixed.

4.5 If the other holders of A shares do not exercise or do not fully exercise their preferential right to acquire the A shares offered, then the shareholder intending to sell shall be entitled - within a period of three months - to sell any shares that have not been acquired by the other shareholders to any third party on the same terms and conditions as those contained in the offer submitted to the Board of Directors according to Article 4.4 above.

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4.6 Articles 4.4 and 4.5 shall not apply to any transfer of shares by inheritance or to a shareholder's transfer of shares during his lifetime to his spouse, issue, or to family foundations.

4.7 Articles 4.4 and 4.5 shall moreover apply to compulsory sales in connection with administration of estates and to proceedings or any other action taken by creditors.

4.8 No restrictions shall apply to the transferability of B shares.

4.9 No shareholder shall be obliged to have his or her shares redeemed in whole or in part.

4.10 Shares which have not been issued through a central securities depository and coupon sheets pertaining to such shares may be cancelled by the Board of Directors without any order of the court pursuant to the rules on cancellation contained in applicable law in force from time to time.

5. Increase of the share capital

5.1 In case the share capital is increased by issuance of A shares as well as B shares, the existing ratio between the two classes of shares must not be changed. In case of such an increase, holders of A shares shall have a pre-emptive right to subscribe for new A shares, and holders of B shares shall have a pre-emptive right to subscribe for new B shares.

5.2 Where the share capital is increased by either A shares or B shares, the holders of both classes of shares shall have proportionate pre-emptive subscription rights for the new A shares or the new B shares respectively.

5.3 (a) Until 24 March 2024, the Board of Directors shall be authorised to increase the share capital in one or more stages with pre-emptive rights for the existing shareholders by up to a total nominal amount of DKK 45,600,000. The capital increase may take place by payment in cash.

The capital increase may take place at a subscription price lower than the market price, provided that the capital increase takes place proportionately between A shares and B shares. The holders of A shares shall in such case have a pre-emptive right to subscribe for new A shares, and holders of B shares shall have a pre-emptive right to subscribe for new B shares.

If the capital increase takes place at market price, the capital increase may take place by proportionate issuance of A shares and B shares or by issuance of B shares only. In case of issuance of A shares as well as B shares, the holders of A shares shall have a pre-emptive right to subscribe for new A shares, and holders of B shares shall have a pre-emptive right to subscribe for new B shares. In case of issuance of B shares only, the holders of both classes of shares shall have proportionate pre-emptive subscription rights for the new B shares.

(b) Until 24 March 2024, the Board of Directors is authorised to increase the share capital in one or more stages without pre-emptive rights for the existing shareholders by issuing B shares for up to a total nominal amount of DKK 45,600,000. The capital increase shall take place at market price and may take place either by payment in cash or by contribution of assets other than cash.

(c) The authority given to the Board of Directors under Articles 5.3(a)-(b) above can in the aggregate only be exercised to increase the share capital by a maximum nominal amount of DKK 45,600,000.

5.4 The following shall apply to any increase of the share capital pursuant to Article 5.3: (i) A shares and B shares shall be registered in the name of the holder, (ii) A shares shall be non-negotiable instruments whereas B shares shall be negotiable instruments and (iii) the provisions of the Articles of Association relating to A shares and/or B shares, respectively, hereunder regarding the preferential rights in Articles 4.4 – 4.7 and the pre-emptive subscription rights in 5.1 – 5.2, shall be applicable to the new shares.

6. Location, time and convening of general meetings

6.1 The General Meeting shall, subject to Danish law and the limitations set out in these Articles of Association, exercise the ultimate authority over the Company.

6.2 General Meetings shall be held at a venue in the Capital Region of Denmark.

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6.3 The Board of Directors is authorised to resolve, when it considers it appropriate, that the General Meeting is held as a partially electronic or a fully electronic General Meeting provided that the General Meeting can be properly conducted and that the other statutory requirements applicable to a partially electronic or a fully electronic General Meeting, respectively, are met. Shareholders will be able to attend, express their opinion and vote by electronic means. Shareholders participating in a General Meeting shall pay their own expenses associated with participation. Detailed information on the procedures for registration and participation will be made available on the Company's website: novonordisk.com.

6.4 The Annual General Meeting shall be held before the end of April in every year.

6.5 Extraordinary General Meetings shall be held as resolved by the General Meeting or the Board of Directors, or upon the request of the auditor(s) or shareholders representing in total at least 1/20 of the share capital. Such request shall be submitted in writing to the Board of Directors and be accompanied by specific proposals for the business to be transacted. The Extraordinary General Meeting shall then be called not later than two weeks after such request has been made.

6.6 A General Meeting shall be called by the Board of Directors not earlier than five weeks and not later than three weeks prior to the General Meeting by publishing the notice at the Company's website: novonordisk.com and the notice shall also be forwarded in writing to all shareholders entered in the Register of Owners who have so requested.

6.7 For a period of three weeks prior to the General Meeting up until and including the day of the General Meeting, a copy of the notice convening the Meeting with agenda, the complete proposals, the documents to be presented at the General Meeting, information about voting and capital structure at the time of convening the Meeting as well as forms for issue of proxy and voting by correspondence shall be available at the Company's website: novonordisk.com.

7. Agenda, chair and minutes of general meetings

7.1 Any shareholder shall be entitled to have a specific subject considered by the Company in Annual General Meeting.

The Company shall receive proposals to this effect not later than six weeks prior to the General Meeting. If the Company receives the proposal later than six weeks prior to the General Meeting, the Board of Directors may decide, however, that the proposal has been submitted in time for the subject to be included on the agenda anyway.

7.2 The agenda of the Annual General Meeting shall include the following:

1. The Board of Directors' oral report on the Company's activities in the past financial year.
2. Presentation and adoption of the audited Annual Report.
3. A resolution to distribute the profit or cover the loss according to the adopted Annual Report.
4. Presentation and advisory vote on the Remuneration Report.
5. Approval of the remuneration of the Board of Directors.
6. Election of members to the Board of Directors, including chair and vice chair.
7. Appointment of auditor(s).
8. Any proposals from the Board of Directors and/or shareholders.
9. Any other business.

7.3 General Meetings shall be presided over by a chair, appointed by the Board of Directors. The chair shall decide on all matters relating to the business transacted, the casting of votes and the results of voting.

7.4 The business transacted at the General Meeting shall be recorded in a minute book to be signed by the chair.

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7.5 The General Meeting shall be held in English. Simultaneous interpretation to and from Danish shall be available for all attendees. All documents prepared for the purpose of the General Meeting in connection with or after the General Meeting shall – to the extent allowed by law – be in English and, if decided by the Board of Directors, in Danish.

8. Right of attendance and voting rights at general meetings

8.1 A shareholder's right to attend and vote at a General Meeting shall be determined by the shares which such shareholder owns at the record date. The record date shall be one week prior to the General Meeting. The shares held by each shareholder at the record date shall be calculated based on the registration of the shareholder's shares in the Register of Owners as well as any notification received by the Company with respect to registration of shares in the Register of Owners, which have not yet been entered in the Register of Owners.

8.2 Any shareholder who is entitled to attend the General Meeting, cf. Article 8.1, and who wants to attend the General Meeting shall apply for an admission card to such General Meeting not later than three days prior to the holding of the Meeting. Unless the shareholder states an address to which the admission card is to be sent, the admission card shall be collected at the Company's offices not later than the day before the General Meeting.

8.3 Each class A share capital amount of DKK 0.01 shall carry 10 votes.

8.4 Each class B share capital amount of DKK 0.01 shall carry 1 vote.

8.5 The voting right may be exercised by a proxy-holder, provided, however, that such holder substantiates his/her right to attend the General Meeting by presenting an admission card and a duly dated written instrument of proxy. Shareholders who are entitled to attend a General Meeting, cf. Article 8.1, may also vote by correspondence. Such votes shall be in writing and be received by the Company not later than the day prior to the General Meeting.

8.6 A person registered as a holder of shares of the Company in the Company's Register of Owners and acting in a professional capacity on behalf of other natural or legal persons, including holders of American Depositary Shares representing shares of the Company, may cast votes that are not identical for all such shares.

9. Resolutions at general meetings, majority of votes and quorum

9.1 Resolutions by the General Meeting must be passed by a simple majority of votes, unless stricter requirements are provided in the Danish Companies Act or these Articles of Association.

9.2 Any resolution to amend the Articles of Association, that under Danish law must be adopted by the General Meeting, must be passed by at least 2/3 of the votes cast and of the share capital represented at the General Meeting unless other requirements as to the adoption are stipulated under the Danish Companies Act.

9.3 Any resolution to amend the Articles of Association, that under Danish law must be passed by the General Meeting by at least 2/3 of the votes cast and of the share capital represented at the General Meeting or by a higher majority of votes, can only be passed at one General Meeting, subject to at least 2/3 of the total number of votes in the Company being represented at the General Meeting ('the quorum requirement').

9.4 If the quorum requirement is not fulfilled, the Board of Directors shall within two weeks convene another General Meeting at which the resolution may be passed in accordance with Article 9.2 irrespective of the quorum requirement.

9.5 Any proxy to attend and vote at the first General Meeting shall, notwithstanding Article 8.5 and unless expressly revoked, be considered valid also in respect of the second General Meeting, provided that the requirements concerning exercise of voting right, cf. Articles 8.1 and 8.2 are fulfilled at the second General Meeting.

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10. Board of Directors

10.1 The Board of Directors shall be in charge of managing the Company.

10.2 The Board of Directors shall consist of 4 to 10 members, including a chair and a vice chair, to be elected by the General Meeting. The General Meeting shall elect directly the chair and vice chair. Each member shall hold office for one year at a time. Retiring members may be reelected.

10.3 The Board of Directors shall moreover include a number of members elected by the employees of the Company and its subsidiaries in accordance with applicable law thereon in force from time to time.

10.4 The vice chair shall act as substitute for the chair. In the event of permanent absence of the chair and/ or vice chair, the Board of Directors shall be entitled to elect a new chair or vice chair who shall remain in office until the next Annual General Meeting.

10.5 Board meetings shall be convened and presided over by the chair. Board meetings shall be convened if so requested by a member of the Board of Directors or by a member of the Management or an auditor registered with the Danish Business Authority.

10.6 The Board of Directors shall constitute a quorum when more than half of its members are present.

10.7 For the Board of Directors to pass a resolution, the vote of a simple majority of the members present is required. In case of a parity of votes, the chair shall hold the casting vote.

10.8 The Board of Directors shall lay down its own rules of procedure for the performance of its duties and exercise of its powers.

10.9 The business transacted at the Meetings of the Board of Directors shall be recorded in a minute book to be signed by all members of the Board of Directors.

10.10 The members of the Board of Directors shall receive an annual fee which is subject to approval by the General Meeting.

11. Management

11.1 The Board of Directors shall appoint a managing director (president and CEO) to be in charge of the day-to-day management of the Company. The Board of Directors may also appoint up to eight additional managers (executive vice presidents).

12. Language

12.1 The Company's corporate language is English.

12.2 Company announcements may be prepared in English only, if decided by the Board of Directors.

13. Powers to bind the company

13.1 The Company shall be legally bound (i) by the joint signatures of two members of Executive Management or (ii) by the joint signatures of one member of Executive Management or one member of the Board of Directors and the chair or vice chair of the Board of Directors or (iii) by the joint signatures of all members of the Board of Directors.

14. Electronic Communication

14.1 All communication from the Company to the shareholders, including notices to convene a General Meeting under Article 6.5 and distribution of annual reports, may take place electronically by email. Announcements of a general nature will be made available at the Company's website, and in such other manners prescribed in accordance with law. The Company may at any time decide to communicate by ordinary mail.

14.2 It is a shareholder responsibility to ensure that the Company is in possession of the correct email address.

14.3 Information on the requirements of the systems and procedures applied for electronic communication will be made available at the Company's website: novonordisk.com

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15. Auditing

15.1 The audit shall be carried out by one state-authorised public accountant, unless more auditors are required under the law.

15.2 The auditor shall be appointed by the Annual General Meeting. The appointment shall be for a term of one year. The retiring auditor may be reappointed. An auditing company may be appointed auditor.

16. Financial year and Annual Report

16.1 The financial year of the Company shall be the calendar year.

16.2 The Annual Report shall be presented in conformity with the rules in force from time to time.

16.3 Annual Reports shall be prepared in English and, if decided by the Board of Directors, in Danish.

17. Distribution of dividend

17.1 Any profit according to the adopted Annual Report shall first of all be transferred to the necessary reserves. Dividend shall be distributed with a priority dividend of 1/2% to the holders of A shares and then, in priority, up to a dividend of 5% to the holders of B shares. Any distribution of additional dividends shall be subject to the provision that the holders of A shares shall never receive a total dividend exceeding the percentage rate of the dividend paid to the holders of B shares.

17.2 Dividends on A shares shall be remitted to the shareholders at the addresses entered in the Company's Register of Owners as at the date of the Annual General Meeting. Dividends on B shares shall be paid with fully discharging effect for the Company through a central securities depository and an account-holding bank to shareholders registered by the central securities depository at the time of payment.

17.3 The Board of Directors is authorised to distribute extraordinary dividends.

18. Dissolution

18.1 Unless otherwise provided by Danish law, any resolution for the dissolution of the Company must be passed by the General Meeting in accordance with the provisions on the amendment of the Articles of Association (Articles 9.2-9.4). Where a resolution to dissolve the Company is passed, such dissolution shall be effected by voluntary winding up proceedings.

18.2 When distributing the proceeds of the winding up proceedings, the B share capital shall be covered in priority at its nominal value, following which the A share capital shall be covered in the same manner. The holders of A and B shares shall subsequently rank equally in proportion to their nominal holdings in respect of further distributions.

As amended on 27 April 2022 in accordance with the resolution made on the ordinary Annual General Meeting on 24 March 2022.

This is a translation of the original Danish Articles of Association. In the event of any discrepancies the wording of the Danish language version shall prevail.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: April 27, 2022	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer